Exhibit 3.1.2
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:
Reshoot & Edit (Entity Number E0625952006-8)

2.	The articles have been amended as follows:

Article I:  The name of the corporation shall be:
Bill the Butcher, Inc.

Article III:  The issued and outstanding shares of the corporation shall be split forward at a ratio of three point eight for one (3.8:1).  The number of authorized shares and par value remains unchanged.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:          65% in favor

4.	Effective date of filing:	5/24/10

5.	Signature:

/s/  J’Amy Owens